Exhibit 99.3

Media Advisory: ASML Optics’ PerfectWave Selected By REO

WILTON, Connecticut, February 24, 2004 – ASML Optics today announced that Research Electro-Optics (REO), Boulder, Colorado, has purchased its PerfectWave™ metrology calibration standard, a reference that enables atomic-level measurements. REO, an industry-leading supplier of laser optics, optical components, optical sub-assemblies and thin-film coatings, selected PerfectWave to extend and improve the accuracy of their advanced metrology systems based on the expertise of ASML Optics.

“The PerfectWave Metrology standard is the most accurate ruler available for calibrating our measurement tools. It is critical in helping us maintain accuracy while working on optical assemblies with extremely tight flatness specifications,” said Mark Damery, vice president of sales, Research Electro-Optics. “We purchased an enhanced version of PerfectWave because of its record-like accuracy — this level of precision has not been attainable until now, and the potential benefits to the industry are endless.”

Introduced as ASML Optics’ first commercial product late last year, PerfectWave provides a new “gold standard” for calibration of advanced interferometer measurement techniques used in semiconductor, nanotechnology and optics development. The flat reference offers a surface variation of 1 nanometer (or about 10 atomic layers), allowing users to achieve a five-fold increase in the accuracy of extreme precision measurements.

“Developed to support the most exacting lithography optics testing requirements, the PerfectWave standard brings a new dimension of precision and accuracy to optical metrology,” said Thomas Polzer, managing director, ASML Optics. “REO’s decision to purchase our metrology calibration standard testifies to the strength of our precision optics capabilities and leadership in innovative optical manufacturing. This sale demonstrates the growing interest and acceptance in the industry since the release of our PerfectWave standard.”

Founded in 2001, ASML Optics is an extreme precision optical foundry providing complete design-to-image solutions for the semiconductor and optical manufacturing industries. Expert resources and capabilities in optical design, optical manufacturing, clean room assembly, systems engineering, test and metrology allow ASML Optics to provide solutions across a broad range of application requirements.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D’Hoore Director, European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655